

Mail Stop 3030

November 10, 2009

Corporation Service Company
As Agent for Service for
 China Electric Motor, Inc.
2711 Centerville Road
Suite 400
Wilmington, DE 19808

> **Re: China Electric Motor, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2009 and amended October 19, 2009**
> **File No. 333-162459**

Dear Sir/Madam:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus
Cover Page

1.   Clarify in the second sentence that you are a reporting company as a result of a merger with a public blank check shell company.

Share Exchange, page 2

2.   Please disclose the number of shareholders who received shares in the share exchange.

3.   Please disclose the basis for determining the number of shares to be issued in exchange for all of the issued and outstanding securities of Attainment Holdings.

4.   Please expand the second paragraph to disclose, if applicable, the consideration paid to shareholders that agreed to cancel shares and warrants or otherwise explain the factors that resulted in the cancellation of the shares and warrants.

5.   Please expand the third paragraph of this section to describe the services provided by WestPark Capital and the unaffiliated third party to whom the registrant agreed to pay $250,000 in connection with the share exchange.

Private Placement, page 3

6.   Please disclose the reasons for the private placement transactions and how you intend to use the proceeds.

7.   Please clarify whether WestPark Capital provided any additional services in the share exchange in return for the $140,000 success fee, which appears to be in addition to the payment of $350,000 to WestPark Capital in connection with the share exchange.

Corporate Structure, page 4

8.   Explain the reason for the rather complex corporate structure in the diagram.

The former principal shareholder of Excel Profit [sic]…, page 19

9.   Correct the caption. In view of its equity ownership and control position, please furnish disclosure in an appropriate location in the filing to fully describe the business operations of Excel Profit, as well as all other information about this entity that may be material for investors. For example, describe any affiliation Excel Profit has with any members of the Board or management and/or any rights it has with regard to corporate decisions or otherwise.

Sales and Marketing, page 46

10.   Expand to identify the customers who account for more than 10% of revenues for the two most recent fiscal years and subsequent fiscal quarters. State specifically the percentages of sales that are attributable to each.

Certain Relationships and Related Transactions, page 57

11.   Please expand this section to disclose whether the terms of your related transactions are comparable to terms with unaffiliated third parties.

Underwriting, page 66

12.   Please confirm that compensation arrangements to be paid to the underwriter(s) will be submitted for approval by FINRA, and note that we will require confirmation from FINRA that all issues have been resolved prior to accelerating the effectiveness of this registration statement.

Resale Prospectus

Cover Page

13.   Please clarify whether all of the selling stockholders have agreed not to sell the shares until 90 days after your common stock begins to be listed or quoted.

Selling Stockholders, page 67A

14.   Please expand the table to include footnotes that indicate which selling stockholders acquired their shares other than from the private placements from May 6, 2009 to October 6, 2009. Also, disclose when the selling stockholders acquired the shares and the amount of consideration paid. If shares were issued for services, disclose the nature, amount and duration of the services.

15.   Please expand this section to describe the material relationships between you and the selling stockholders other than as a shareholder within the past three years. We note the last sentence on page 67A; however, it does not appear that you included a description of such material relationships.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Thomas J. Poletti, Esq.